UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	13D	Page 2 of 15

1	NAME OF REPORTING PERSON Green LTF Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 3 of 15

1	NAME OF REPORTING PERSON Green Equity Investors VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 4 of 15

1	NAME OF REPORTING PERSON Green Equity Investors Side VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 5 of 15

1	NAME OF REPORTING PERSON LGP Associates VI-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 6 of 15

1	NAME OF REPORTING PERSON LGP Associates VI-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 7 of 15

1	NAME OF REPORTING PERSON GEI Capital VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 8 of 15

1	NAME OF REPORTING PERSON Green VI Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 9 of 15

1	NAME OF REPORTING PERSON Leonard Green & Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 10 of 15

1	NAME OF REPORTING PERSON LGP Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 11 of 15

1	NAME OF REPORTING PERSON Peridot Coinvest Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,166,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,166,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,166,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

CUSIP No. 53190C102	13D	Page 12 of 15

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 22, 2021 (the “Initial Statement” and, as further amended by this Amendment, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

Item 2.	Identity and Background.

Item 2 of the Initial Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

As of the date of this statement, (i) Green LTF is the record owner of 54,160,712 shares of Common Stock, (ii), Associates VI-A is the record owner of 91,733 shares of Common Stock, and (iii) Associates VI-B is the record owner of 914,255 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

August 2024 Public Offering

On August 12, 2024, in connection with a registered public offering (the “August 2024 Public Offering”) of Common Stock by the Issuer and certain stockholders of the Issuer, Green LTF, Associates VI-A and Associates VI-B, together with the other selling stockholders named therein, entered into an underwriting agreement (the “August 2024 Underwriting Agreement”) with the Issuer and Morgan Stanley & Co. LLC and BofA Securities, Inc. as representatives of the several underwriters listed on Schedule II to the Underwriting Agreement (the “August 2024 Underwriters”). Pursuant to the August 2024 Underwriting Agreement, on August 14, 2024, Green LTF, Associates VI-A and Associates VI-B sold 3,509,808, 5,945 and 59,247 shares of Common Stock, respectively, at a price of $20.88 per share.

August 2024 Lock-up Agreement

In connection with the August 2024 Public Offering, Green LTF, Associates VI-A and Associates VI-B entered into a lock-up agreement (the “August 2024 Lock-up Agreement”) with the August 2024 Underwriters. Under the August 2024 Lock-up Agreement, Green LTF, Associates VI-A and Associates VI-B agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 90 days from the date of the 2024 Underwriting Agreement.

The foregoing descriptions of the August 2024 Underwriting Agreement and the August 2024 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2024 Underwriting Agreement, which includes the form of the August 2024 Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned*
Green LTF	55,166,700	26.9%
Associates VI-A	55,166,700	26.9%
Associates VI-B	55,166,700	26.9%
Other Reporting Persons	55,166,700	26.9%

*

Ownership percentages set forth in this Schedule 13D are based upon a total of 205,051,970 shares of Common Stock outstanding after completion of the August 2024 Public Offering, as reported by the Issuer in the prospectus supplement relating to the August 2024 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on August 13, 2024.

CUSIP No. 53190C102	13D	Page 13 of 15

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)

On August 14, 2024, pursuant to the August 2024 Underwriting Agreement, Green LTF, Associates VI-A and Associates VI-B sold 3,509,808, 5,945 and 59,247 shares of Common Stock, respectively, at a price of $20.88 per share in the August 2024 Public Offering.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Schedule 13D:

The descriptions of the August 2024 Underwriting Agreement and the August 2024 Lock-Up Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description of Exhibit

3	Underwriting Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 16, 2024

Green LTF Holdings II LP
By: Peridot Coinvest Manager LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its managing member

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

GEI Capital VI, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Senior Vice President, General Counsel and Secretary